CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends
	FOR THE THREE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)	MARCH 31, 2007
Earnings from continuing operations	$8,646		$71,092
Undistributed equity income from investees	1,494		5,264
Income taxes	2,143		38,078
Earnings from continuing operations before income taxes	$12,283		$114,434
Fixed charges:
Interest, long-term debt	$10,205		$40,175
Interest, other (including interest on short-term debt)	2,959		7,514
Amortization of debt expense, premium, net	493		1,908
Portion of rentals representative of an interest factor	131		543
Total fixed charges	$13,788		$50,140
Earnings from continuing operations before income taxes	$12,283		$114,434
Plus: total fixed charges from above	13,788		50,140
Plus: amortization of capitalized interest	102		407
Earnings from continuing operations before income taxes and fixed charges	$26,173		$164,981
Ratio of earnings to fixed charges	1.90	x	3.29	x
Total fixed charges from above	13,788		50,140
Preferred stock dividends	528		1,944
Total fixed charges and preferred stock dividends	14,316		52,084
Ratio of earnings to combined fixed charges and preferred stock dividends	1.83	x	3.17	x